EXHIBIT 99.1

Vicinity Motor Corp. to Exhibit Next-Generation VMC 1200 Electric Truck at Advanced Clean

Transportation Expo on May 9-12, 2022

Joint Exhibit with EAVX to Feature VMC 1200 Class 3 Truck Upfitted with Next-Generation Technology Suite

VANCOUVER, BC – April 25, 2022 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it will showcase its vehicles in a joint exhibit with its strategic partner EAVX, a JB Poindexter & Co business unit, at the Advanced Clean Transportation Expo (“ACT Expo”) taking place May 9-12, 2022 in Long Beach, California.

The Advanced Clean Transportation Expo is North America’s largest advanced transportation technology and clean fleet event. For more than a decade, ACT Expo has united the transportation industry in its mission to reduce emissions and build a cleaner, more sustainable tomorrow. Last year’s 10th anniversary event offered more than 5,000 industry stakeholders and 1,000 fleet operators access to the latest fuels, technologies, and vehicles driving the future of transportation.

Vicinity will jointly exhibit its VMC 1200 Class 3 electric truck with a ProStake Platform Body by Morgan Truck Body, a sister business unit to EAVX. The unit will also be upfitted by EAVX with its latest VX Control multiplexed technology system, including a 360-degree camera system, digital rear view and side view mirrors, advanced driver assistance systems and load sensing technology. The VMC 1200 will be available at the Ride and Drive portion of the event.

“The ACT Expo brings together potential customers and fleet operators from around the world, presenting an incredible opportunity for us to showcase our newest vehicle to a highly targeted audience,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “This demo in particular will showcase the work we have done alongside our partner EAVX, who integrates chassis, technology and body (Morgan) to envision next-generation electric work truck bodies on our VMC 1200 base, highlighting the potential that our easily configurable VMC 1200 truck offers.”

“We will also be meeting with a variety of stakeholders in the industry to introduce our full portfolio of products, such as the Vicinity Lightning EV as well as VMC Optimal EV product line. With the highest level of representatives in attendance being from California, we will be highlighting our 2021 MBTA authorization for California state transit agencies to purchase vehicles from our diverse portfolio through our tier-1 distribution partner ABC Companies,” concluded Trainer.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

U.S. Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Canadian Investor Relations Contact:
MarketSmart Communications Inc.
877-261-4466
Info@marketsmart.ca

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.